

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

Ron Bentsur, M.B.A.
Chairman and Chief Executive Officer
Nuvectis Pharma, Inc.
1 Bridge Plaza
Suite 275
Fort Lee, NJ 07024

   Re: **Nuvectis Pharma, Inc.**
       Registration Statement on Form S-1
       Exhibit Nos. 10.6 & 10.7
       Filed October 6, 2021
       File No. 333-260099

Dear Mr. Bentsur:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

          Sincerely,

          Division of Corporation Finance